Exhibit 4.1

INTERTAPE POLYMER GROUP INC.

PERFORMANCE SHARE UNIT PLAN

1.	Definitions

For the purposes hereof and unless the context otherwise requires:

“Board” means the board of directors of the Corporation;

“Change of Control” means (i) the sale of all or substantially all of the assets of the Corporation on a consolidated basis, in one transaction or a series of related transactions, to a person that is not a Subsidiary, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Corporation’s outstanding voting rights immediately prior to such transaction do not own a majority of the outstanding voting rights of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) any person or a group of persons acting jointly or in concert becoming the beneficial owner, directly or indirectly, of shares carrying at least a majority of the outstanding voting rights of the Corporation, or (iv) any other transaction in which the owners of the Corporation’s outstanding voting rights prior to such transaction do not own at least a majority of the outstanding voting rights of the Corporation or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Corporation;

“Committee” means the Human Resources and Compensation Committee of the Board;

“Corporation” means Intertape Polymer Group Inc. or its successor;

“Employee” means any individual who is an employee of the Corporation or a Subsidiary;

“Executive Officer” means any individual who is (i) a president of the Corporation or a Subsidiary, (ii) a vice-president in charge of a principal business unit, division or function (including sales, finance or production) of the Corporation or a Subsidiary, or (iii) performing a policy-making function in respect of the Corporation or a Subsidiary;

“Expiry Date” means the business day preceding December 31 of the third calendar year following the first year in which the Participant rendered services in respect of the grant of PSUs;

“Fair Market Value” means, for any particular date, the volume weighted average trading price (VWAP) of the Shares on the TSX for the five (5) consecutive trading days immediately preceding that particular date;

“Grant Letter” means a letter containing the terms and conditions of a grant of PSUs under the Plan;

“Last Working Day” means a Participant’s last day of work for the Corporation or a Subsidiary, excluding any period representing pay in lieu of notice, severance pay, gratuitous payment or any other indemnity, amount or notice whatsoever on account of termination of employment;

“Participant” means an Executive Officer or Employee to whom a PSU has been granted under the Plan;

“Plan” means this Performance Share Unit Plan;

“PSU” means a performance share unit which represents the right of a Participant, once such PSU is earned and has vested in accordance with the Grant Letter and the Plan, to receive such number of Shares between 0 and 1.5 as shall be calculated by the Corporation in accordance with the Grant Letter depending on the level of attainment of the relevant performance objective(s), subject to the terms and conditions of the Grant Letter and the Plan;

“Settlement Date” means the date of receipt of a PSU settlement request in accordance with paragraph 6.1 or the date of automatic settlement of a PSU pursuant to paragraph 6.2, as applicable;

“Settlement Period” has the meaning given thereto in paragraph 5.2;

“Shares” means common shares in the share capital of the Corporation, and includes any shares of the Corporation into which such shares may be changed, classified, reclassified, subdivided, consolidated or converted from time to time;

“Subsidiary” means any corporation or other entity in which the Corporation owns, directly or indirectly, securities carrying at least a majority of the outstanding voting rights of such corporation or other entity;

“TSX” means the Toronto Stock Exchange;

“Withholding Amount” has the meaning given thereto in paragraph 7.1; and

“Vesting Letter” has the meaning given thereto in paragraph 5.1.

2.	Purpose of the Plan

The purpose of the Plan is to provide Executive Officers and Employees with a proprietary interest in the Corporation through the granting of PSUs. The Plan is also intended to increase the interest in the Corporation’s welfare of those Executive Officers and Employees who share primary responsibility for the management, growth and protection of the business of the Corporation, to furnish an incentive to such Executive Officers and Employees to continue their services for the Corporation or a Subsidiary and to provide a means through which the Corporation or a Subsidiary may attract able persons to enter its employment.

3.	Administration

3.1	The Plan is under the direction of the Board. The Committee shall make recommendations to the Board in relation to the Plan and PSU awards. The Board, in its sole discretion, shall have full and complete authority to administer and interpret the Plan and to prescribe such rules and regulations and make such other determinations as it deems necessary or useful for the administration of the Plan, including the power and authority:

3.1.1	to approve the Executive Officers and Employees to whom PSUs may be granted from time to time;

3.1.2	to determine the time or times of grant, the time or times of vesting and the Settlement Period of PSUs granted to Participants, and the form of settlement of PSUs pursuant to paragraph 6.3;

3.1.3	to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any PSU, which terms and conditions may differ among individual PSU grants and Participants, and to approve forms of Grant Letters under the Plan;

3.1.4	to determine the level of attainment of the performance objective(s) which must be attained for PSUs to be earned, and to modify or waive such objective(s) in whole or in part;

3.1.5	to accelerate the vesting or settlement of any PSU; and

3.1.6	to make all determinations it deems advisable for the administration of the Plan, to decide all disputes arising in connection with the Plan and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Board shall be binding on all persons, including the Corporation and Participants.

3.2	Neither any member of the Board or the Committee nor any delegate thereof shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Committee and any delegate thereof shall be entitled in all cases to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Corporation’s articles or by-laws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Corporation.

3.3	Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other jurisdictions in which the Corporation and its Subsidiaries operate or have Executive Officers or Employees, the Board, in its sole discretion, shall have the power and authority to:

3.3.1	determine which Subsidiaries shall be covered by the Plan;

3.3.2	modify the terms and conditions of any PSU granted to Participants outside of Canada to comply with applicable foreign laws;

3.3.3	establish sub-plans and modify settlement procedures and other terms and procedures, to the extent the Board determines such actions to be necessary or advisable (which sub-plans and/or modifications shall be attached to this Plan as addendums); and

3.3.4	take any action before or after a PSU grant is made that the Board determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals.

4.	Grant of PSUs

4.1	The Board, in its sole discretion, may from time to time approve the grant of PSUs to one or more Executive Officers or Employees in respect of future services, the number of PSUs to be granted and the terms and conditions of such PSUs.

4.2	Each grant of PSUs shall be evidenced by a Grant Letter from the Corporation addressed to the Participant setting out the date of grant, the number of PSUs granted, the performance objective(s) which must be attained in order for PSUs to be earned, any applicable reduction or increase in the number of Shares underlying the PSUs depending on the level of attainment of the relevant performance objective(s), the vesting conditions, the Settlement Period, and any other terms and conditions applicable to such PSUs.

5.	Settlement Period

5.1	The level of attainment of the performance objective(s), the number of PSUs earned and eligible to vest and the number of Shares underlying such PSUs shall be determined by the Board from time to time. Upon such determination by the Board, the Corporation shall deliver to the Participant a letter (the “Vesting Letter”) confirming the number of PSUs earned by the Participant and the number of Shares underlying such PSUs. Any PSUs not earned in accordance with this paragraph 5.1 shall expire and the Participant shall not have any rights or entitlements whatsoever in respect of any such PSUs.

5.2	Subject to paragraph 5.3 , once a PSU is earned and has vested in accordance with the Grant Letter, the Vesting Letter and the Plan, it may be settled during a period established by the Board in accordance with the Grant Letter or Vesting Letter (the “Settlement Period”) which in all cases shall terminate not later than the Expiry Date.

5.3	Notwithstanding any provision of the Plan to the contrary:

5.3.1	if a Participant ceases to be an Executive Officer or Employee by reason of death or total and permanent disability (which has been certified by a physician acceptable to the Board), all unvested PSUs held by the Participant as of the Participant’s Last Working Day shall automatically vest and the Board shall forthwith send the Participant a Vesting Letter in accordance with paragraph 5.1;

5.3.2	if a Participant ceases to be an Executive Officer or Employee by reason of retirement at age 59 and 1⁄2 or older and has completed at least five (5) years of service with the Corporation or one of its subsidiaries, all unvested PSUs which the Participant has held for at least one year as of the Participant’s Last Working Day shall automatically vest and the Board shall forthwith send the Participant a Vesting Letter in respect of such PSUs in accordance with paragraph 5.1;

5.3.3	if a Participant ceases to be an Executive Officer or Employee for any other reason, including, without limitation, retirement (other than as noted in paragraph 5.3.2), resignation, voluntarily departure, termination for cause or termination other than for cause, all unvested PSUs held by the Participant as of the Participant’s Last Working Day shall be forfeited;

5.3.4	in each of the foregoing cases, the Settlement Period of all vested PSUs shall terminate on the later of the Participant’s Last Working Day and the date as determined by the Board in accordance with paragraph 5.1; and

5.3.5	this paragraph 5.3 shall not be interpreted in such a manner as to extend the Settlement Period of any PSU beyond the Expiry Date.

6.	Settlement of PSUs

6.1	A Participant may request the settlement of PSUs which are earned and have vested in accordance with the Grant Letter, Vesting Letter and Plan, at any time during the Settlement Period, in such manner as the Board may determine from time to time and in accordance with such rules and regulations as the Board may prescribe from time to time.

6.2	Any PSU which is earned and has vested in accordance with the Grant Letter, Vesting Letter and Plan and has not been settled at the date of termination of the Settlement Period shall be automatically settled on such date.

6.3	As soon as reasonably practicable following the Settlement Date, the Corporation shall settle the PSUs by delivering to the Participant (or, if deceased, such Participant’s legal representatives), at the sole discretion of the Corporation, any of the following:

(i)	a number of Shares acquired on the open market equal to the number of settled PSUs;

(ii)	a number of Shares issued by the Corporation equal to the number of settled PSUs;

(iii)	an amount in cash equal to the product that results by multiplying: (a) the number of settled PSUs, by (b) the Fair Market Value of a Share on the business day immediately preceding the day of payment to the Participant; or

(iv)	any combination of clauses (i), (ii) and (iii) above.

6.4	Any Shares issued under the Plan to a Participant shall be considered fully paid in consideration of past services rendered by such Participant that are not less in value than the fair equivalent of the money that the Corporation would have received if the Shares had been issued for money.

6.5	No fractional Share shall be delivered to a Participant under the Plan. Any fractional Share entitlement shall be satisfied by the payment of an amount in cash equal to such fractional Share entitlement multiplied by the value of the Shares on the Settlement Date, as determined by the Corporation.

7.	Withholdings

The Corporation or any Subsidiary may withhold, or cause to be withheld, and deduct, or cause to be deducted, from any cash payment made to a Participant or from any Shares to be issued or delivered to a Participant upon settlement of the Participant’s PSUs, as the case may be, an amount in cash or a number of Shares, respectively, equivalent in value to any amount the Corporation or any Subsidiary is entitled or required to withhold or deduct on account of income taxes, social security charges or other deductions that may be required by any applicable law or by any Canadian, foreign, federal, provincial, territorial, state or local governmental authority in respect of (i) the grant, earning, vesting, surrender, disposition or settlement of a PSU or any interest therein, (ii) the receipt of cash or Shares under the Plan, or (iii) any payment or benefit under the Plan (the “Withholding Amount”). Any Withholding Amount retained or received from the Participant or realized by the Corporation or a Subsidiary will be remitted to the appropriate governmental authority by the Corporation or a Subsidiary. Any determination by the Corporation pursuant to this paragraph 7.1 with respect to a Withholding Amount shall be final and binding on the Participant.

7.1	The Participant acknowledges and agrees that the Corporation or any Subsidiary shall have the right to require payment by the Participant of the Withholding Amount, and may take any means necessary to obtain payment from the Participant thereof, including:

7.1.1	permitting the Participant to pay to the Corporation the Withholding Amount; and

7.1.2	withholding the necessary amount from the Participant’s settlement of the PSUs in a manner determined by the Corporation in its discretion, from other cash remuneration payments, or from any other amounts owing by the Corporation to the Participant.

7.2	If the Corporation or any Subsidiary does not withhold an amount or require payment of an amount by a Participant sufficient to satisfy all obligations referred to in paragraph 7.1, the Participant shall forthwith make reimbursement, on demand, in cash, of any amount paid by the Corporation or any Subsidiary to a governmental authority to satisfy any such obligation.

8.	Non-assignable

No PSU or any interest therein shall be assignable or transferable by the Participant other than by will or under the laws of succession.

9.	Not a Shareholder

A Participant shall have no rights as a shareholder of the Corporation with respect to any Shares underlying such Participant’s PSUs until the Participant shall have become the holder of record of such Shares.

10.	Change of Control

10.1	In the event of a Change of Control, (i) the Settlement Period of all vested PSUs shall terminate on the date of the Change of Control, (ii) if applicable, and subject to clause (iii), the Plan and all unvested PSUs shall be assumed or continued by the successor entity or shall be replaced by or substituted for a new Plan and new PSUs of the successor entity with identical terms and conditions, subject to an equitable adjustment in accordance with paragraph 12, and (iii) if the adjustment in clause (ii) is not deemed practicable by the Board, the Board shall accelerate vesting of all unvested PSUs, with effect as of the Change of Control, with the deemed attainment of 100% of the relevant performance objective(s).

10.2	In the event of termination of a Participant’s employment without cause within one year following a Change of Control, all of such Participant’s unvested PSUs shall vest on the date that is his or her Last Working Day, with the deemed attainment of 100% of the relevant performance objective(s). For the purposes of this paragraph 10.2, “termination without cause” shall include a resignation following a material reduction in the Participant’s duties, responsibilities, authority, title, compensation or benefits or a relocation beyond twenty (20) miles from the location at which the Participant is employed prior to the Change of Control.

11.	Shares Subject to this Plan

11.1	The total number of Shares that may be issued under this Plan shall not exceed one million (1,000,000) Shares, subject to the adjustment under paragraph 12.

11.2	The number of Shares:

(i)	issued to insiders of the Corporation, within any one-year period, and

(ii)	issuable to insiders of the Corporation, at any time,

under this Plan, or when combined with all of the Corporation’s other security-based compensation arrangements, shall not exceed ten percent (10%) of the total issued and outstanding Shares, respectively.

For the purposes of the foregoing, the term “insider” shall mean those who are “reporting insiders” of the Corporation as defined in National Instrument 55-104—Insider Reporting Requirements and Exemptions of the Canadian Securities Administrators.

12.	Effects of Alteration of Share Capital

In the event of any reorganization, change in the number of issued and outstanding Shares of the Corporation by reason of any stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, an equitable adjustment shall be made by the Board, by adjusting (i) the kind of Shares deliverable under the Plan, (ii) the number and/or kind of Shares underlying outstanding PSUs, (iii) the factors and manner in which the settlement amount of a PSU is to be determined, or (iv) any other term and condition of the PSUs. Such adjustment shall be final and binding on all parties.

13.	Cash Dividends

As soon as reasonably practicable following the Settlement Date, but in no event later than the Expiry Date, the Corporation or a Subsidiary shall make a lump-sum cash payment to a Participant, net of any withholdings, in an amount equal to the number of Shares issued or delivered to the Participant pursuant to paragraph 6.3 (or, in the event of cash settlement pursuant to paragraph 6.3(iii), in an amount equal to the number of Shares that would otherwise have been issued or delivered to the Participant) multiplied by the amount of cash dividends per Share declared and paid by the Corporation from the date of grant of the PSUs to such Participant, so that the Participant shall be treated for such purposes as if the Participant had been the holder of such Shares as and from the date of grant of the PSUs.

14.	Amendment and Termination

14.1	The Board bears full responsibility with regard to the Plan, which includes, but is not limited to, the power and authority to amend, suspend or terminate the Plan, in whole or in part, or amend the terms and conditions of outstanding PSUs, provided that such amendment, suspension or termination shall not adversely alter or impair any PSU previously granted (provided that the Board may at its discretion accelerate the vesting or settlement of any PSU regardless of any adverse or potentially adverse tax consequences resulting from such acceleration).

14.2	Subject to the exceptions set out below, the Board of Directors may amend, suspend or terminate this Plan, or any portion thereof, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board of Directors may make the following types of amendments to the Plan without seeking shareholder approval:

(a)	amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

(c)	amendments necessary in order for PSUs to qualify for favourable treatment under applicable taxation laws;

(d)	amendments respecting administration of the Plan;

(e)	any amendment to any PSU, whether or not such PSU is held by an insider, provided such amendment does not entail an extension beyond the original Expiry Date;

(f)	amendments necessary to suspend or terminate the Plan; and

(g)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

14.3	Shareholder approval will be required for the following types of amendments:

(a)	amendments to the number of Shares issuable under the Plan, including an increase to a maximum percentage or number of Shares;

(b)	any amendment extending the term of a PSU held by an insider beyond its original Expiry Date except as otherwise permitted by the Plan;

(c)	any amendment to this section 14 of the Plan;

(d)	any amendment to remove or to exceed the “insider participation limit” set out in section 11.2 of the Plan; and

(e)	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

14.4	In the event of any conflict between paragraphs 14.2(a) to 14.2(g) and paragraphs 14.3(a) to 14.3(e) above, the latter shall prevail.

15.	Final Provisions

15.1	The participation in the Plan of an Executive Officer or Employee shall be entirely optional and shall not be interpreted as conferring upon an Executive Officer or Employee any right or privilege whatsoever, except for the rights and privileges set out expressly in the Plan. Neither the Plan nor any act that is done under the terms of the Plan shall be interpreted as restricting the right of the Corporation to terminate the employment of an Executive Officer or Employee at any time. No Executive Officer or Employee to whom PSUs have been granted acquires an automatic right to be granted one or more PSUs under the terms of the Plan by reason of any previous grants of PSUs under the Plan.

15.2	The Plan does not provide for any guarantee in respect of any loss or profit which may result from fluctuations in the market price of the Shares.

15.3	Notwithstanding any other provision of the Plan, no amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement, and no PSUs will be granted to such Participant to compensate for a reduction in the value of the Shares, nor will any other form of benefit be conferred upon, or in respect, of the Participant for such purpose.

15.4	The Corporation shall assume no responsibility as regards the tax consequences that participation in the Plan may have for an Executive Officer or Employee, and such persons are urged to consult their own tax advisors in such regard.

15.5	The Plan and any PSU granted under the terms of the Plan shall be governed and interpreted according to the laws of the province of Québec and the federal laws of Canada applicable thereto.

15.6	Each Participant agrees with the Corporation that this Plan and all agreements, notices, declarations and documents accessory to the Plan be drafted in English only. Chaque participant consent avec la société à ce que ce Plan ainsi que toutes conventions, avis, déclarations et documents afférents au Plan soient rédigés en anglais seulement.

15.7	The Plan was adopted by the Board on April 22, 2014, approved by shareholders of the Corporation on June 11, 2014, and amended by the Board on May 9, 2016.